SUPPLEMENTAL PENSION PLAN FOR EMPLOYEES
                       OF NATIONAL LIFE INSURANCE COMPANY


1. PURPOSE: The Supplemental Pension Plan for Employees of National Life Insurance Company (the "Plan") has been established by National Life Insurance Company ("National Life") to supplement the benefit available under the National Life Group Pension Plan for Employees (the "Pension Plan") to recognize the total amount of each participant's compensation, before any deferral, and to provide a full benefit based on that compensation.

2. ELIGIBILITY: An individual who is a participant in the Pension Plan shall become a Participant in this Plan as of the first day of a calendar year as of which the requirements of subsections (a) and (b) of this section are both satisfied. An individual who has become a Participant in this Plan shall cease to be a Participant as of the later of (i) when the individual ceases to be an employee of National Life, and (ii) when the individual's entitlement, if any, to a benefit under this Plan ends.

     (a) The individual is an employee of National Life.

     (b) The individual's average annual compensation for the preceding five-year period (or over the individual's entire period of service if it is less than five years) exceeds the average of 150% of the dollar amount specified in Code ss. 414(q) for the years used in determining the individual's average annual compensation.

3. RETIREMENT BENEFITS: Each Participant who has a Vested interest in this Plan, who survives to the annuity starting date under the Pension Plan and who qualifies shall be entitled to a supplemental pension.

     If a Participant has an annuity benefit under the Pension Plan, the supplemental pension under this Plan attributable to that annuity benefit shall be the amount, if any, equal to the excess, at the time payments on behalf of the Participant are made under the Pension Plan, of the pension attributable to that annuity benefit which would have been payable under the Pension Plan if the provisions of Internal Revenue Code ss. 401(a)(17) and ss. 415 did not apply and if the Participant had not elected to defer any compensation under the Deferred Compensation Plan for Home Office Employees of National Life Insurance Company, over the pension attributable to that annuity benefit which is actually payable under the Pension Plan.

     If a Participant has an account balance benefit under the Pension Plan, the supplemental pension under this Plan attributable to that account balance benefit shall be the amount, if any, equal to the excess, at the time payments on behalf of the Participant are made under the Pension Plan, of the pension attributable to that account balance benefit which would have been payable under the Pension Plan if the provisions of Internal Revenue Code ss. 401(a)(17) and ss. 415 had not applied and if the Participant had not elected to defer any compensation under the Deferred Compensation Plan for Home Office Employees of National Life Insurance Company, over the pension attributable to that account balance benefit which is actually payable under the Pension Plan.

4. VESTED INTEREST: At any point in time a Participant shall have the same percentage Vested interest under this Plan as the individual's percentage vested interest determined under the terms of the Pension Plan.

5. Preretirement DEATH BENEFITS: If a Participant dies prior to the annuity starting date under the Pension Plan, and, if the date of death had been the annuity starting date, the Participant would have had a Vested interest in a supplemental pension under this Plan , a supplemental death benefit will be paid under this Plan. This benefit shall be determined in the same manner as the preretirement death benefit benefit under the Pension Plan, but based on the supplemental pension payable under this Plan.

               Supplemental Pension Plan - As Effective 7/1/2001
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6.   DISTRIBUTION OF BENEFITS: The benefits provided by this Plan shall be paid to the same persons, at the same time, and in the same manner as the benefits actually paid under the Pension Plan, except that, if the present value of a Participant's interest in this Plan is not more than $100,000 at the time payments are scheduled to begin, the payment will be made as a cash lump sum. For this purpose, "present value" shall be determined using the same factors as would be used in the Pension Plan for determining the present value of an accrued benefit under that plan. .

7. CLAIMS PROCEDURE: The claims procedure for this plan shall be the same as that for the Pension Plan.

8. ADMINISTRATION: This Plan shall be administered under the same rules as those which apply to the Pension Plan. Accordingly, the named fiduciaries of this Plan, for the respective duties as set out in the Pension Plan, are the Benefits Committee of the National Life Group and the National Life Insurance Company itself.

9. AMENDMENT OR TERMINATION: National Life reserves the right to terminate or modify the provisions of this Plan at any time by vote of its Board of Directors, provided, however, that any such termination or modification shall not in any way decrease any Participant's right to receive a benefit accrued prior to the effective date of such termination or modification. This Plan creates no right to a participating employee to continue employment with National Life.

10. NON-ASSIGNABILITY: No benefits under this Plan may be assigned, pledged, encumbered, alienated, anticipated or commuted by the Participant, the Participant's executor, administrator or beneficiary and to the extent permitted by law no such amount shall be subject to the debts, contracts or obligations of the Participant, the Participant's executor, administrator or beneficiary, nor in any way subject to any legal process to levy upon, attach or garnish such amounts. A distribution from the Participant's estate of the rights to receive benefits hereunder pursuant to will or by operation of law shall not be considered a prohibited assignment. Nothing herein shall be construed to prevent the Company from offsetting the amount it owes to the Participant under the Plan by any amount owed to the Company and to any other company in the National Life Group by the Participant.

11. LIMITATION ON LIABILITY: National Life shall be absolved and discharged from all further liability with respect to any payment or payments which it may pay to any beneficiary or beneficiaries hereunder on payment thereof to the person or persons who appear to be entitled thereto on the basis of information on file at the Home Office of National Life at the time the payment is placed in the mail, notwithstanding any change of beneficiary of which National Life does not have actual notice at its Home Office at such time.

Effective Date: The original effective date of this Plan shall be January 1, 1985.



               Supplemental Pension Plan - As Effective 7/1/2001